Exhibit 12
WALGREEN CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended May 31,
	2009	2008
Income before income taxes and minority interest	$2,485	$2,726
Add:
Minority interest	-	-
Fixed charges	733	616
Less: Capitalized interest	(12)	(16)
Earnings as defined	$3,206	$3,326

Interest expense, net of capitalized interest	$60	$4
Capitalized interest	12	16
Portions of rentals representative of the interest factor	661	596
Fixed charges as defined	$733	$616

Ratio of earnings to fixed charges	4.37	5.40